EpicQuest Education Group International Limited

200 N. St. Clair Street, Suite 100

Toledo, OH 43604

November 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	EpicQuest Education Group International Limited
Registration Statement on Form F-3
File No. 333-291201

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, EpicQuest Education Group International Limited (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on November 28, 2025, or as soon thereafter as possible on such date.

Very truly yours,

EpicQuest Education Group International Limited

/s/ Zhenyu Wu
Name: Zhenyu Wu Title: Chief Financial Officer